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Exhibit 99.5

77 King St. W., Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, M5K 1H1 Canada

GRANITE REIT ANNOUNCES THREE PROPERTY ACQUISITIONS IN THE UNITED STATES

May 8, 2013, Toronto, Ontario, Canada — Granite Real Estate Investment Trust ("Granite")

(TSX: GRT.UN / NYSE: GRP.U) announced today its agreement to acquire a majority interest in one income producing property located in Portland, Oregon and its acquisition of a majority interest in two development sites located in Louisville, Kentucky and Bethel, Pennsylvania. Granite's portion of the funding for these acquisitions is a combination of its existing line of credit, property-specific mortgage and construction financing and cash on hand. The completion of these acquisitions and the associated debt financing is consistent with Granite's strategic initiatives to diversify its real estate portfolio and prudently leverage its balance sheet. Property specific details on each of the acquisitions are set out below.

18201 NE Portal Way, Portland Oregon is a 264,984 square foot Class "A" multi-tenant logistics /warehouse facility constructed in 2008. The property will be acquired at a total cost of approximately US$21 million, with an equity ownership split between Granite (95%) and Dermody Properties (5%). The property is well located within the East Columbia submarket, 5 miles east of Portland International Airport, 15 miles from the Port of Portland, with close proximity to major arterial interstate routes (I-84 East-West, I-205 North-South, and I-5 North-South). The property is 100% leased to four tenants with a weighted average lease term of 4.8 years. The acquisition is subject to customary closing conditions and is scheduled to close on or before May 15, 2013.

825 Conestoga Parkway, Louisville Kentucky is a 35.9 acre site located at Settlers Point Business Park in Louisville, Kentucky. The property is well located within the Bullitt County submarket, 15 miles south of Louisville city center, and 5 miles south-west of the Louisville International Airport. The site is earmarked for a proposed development which will include a 624,000 square foot Class "A", cross-docked, logistics/warehouse facility, and will be designed to allow for up to four separate users. The site is fully entitled — zoned light industrial and is pad-ready — allowing construction to begin upon building permit issuance. The project is proposed to be developed on a speculative or inventory basis at an estimated all-in cost (including land and building) of approximately US$26.8 million. Equity ownership in the project will be through a development joint venture between Granite (90%) and Dermody Properties (10%). To date the land has been acquired for a purchase price of US$6.2 million.

Berks Park 78, Bethel, Pennsylvania ("PA") is an 89.2 acre site located on the western side of Berks Park 78 in Bethel Township, PA. The site is fully improved and located within a high quality business park approximately 125 miles from New York City, New York and 85 miles from Philadelphia, PA off Exit 13 of I-78, 13 miles east of the I-81/I-78 intersection. The property is fully entitled and zoned for 750,000 square feet of logistics/warehouse uses. The site was acquired for a purchase price of US$7.8 million, and equity ownership in the project will be through a development joint venture between Granite (90%) and Dermody Properties (10%). The acquisition was funded on a land-only basis and will be held in inventory for future build-to-suit opportunities and/or future speculative development.

Additional details on the acquisitions are available on our website at www.granitereit.com.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial properties in North America and Europe. Granite owns approximately 29 million square feet in 106 rental income properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries as our largest tenants, together with tenants from other industries.

ABOUT DERMODY PROPERTIES

Dermody Properties is a privately held national industrial real estate development group, founded and headquartered in Reno, NV, with regional offices in Phoenix, AZ, Portland, OR, Philadelphia, PA and Chicago, IL. Over its 50-year history, the company has developed and leased more than 35 million square feet of high quality industrial/distribution facilities throughout the U.S., serving the distribution space needs of Fortune 500 companies and other large customers. To learn more about Dermody Properties, visit www.Dermody.com.

OTHER INFORMATION

Copies of financial data and other publicly filed documents are available through the internet on Canadian Securities Administrators' Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Tom Heslip, Chief Executive Officer, at 647-925-7539 or Michael Forsayeth, Chief Financial Officer, at 647-925-7600.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding Granite's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to the risks set forth in the "Risk Factors" section in Granite REIT's Annual Information Form for 2012, filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, which investors are strongly advised to review. The "Risk Factors" sections also contain information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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  Exhibit 99.5
GRANITE REIT ANNOUNCES THREE PROPERTY ACQUISITIONS IN THE UNITED STATES